SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 06 September, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Q2 2022 Payments of dividends in sterling dated 06 September 2022

Exhibit 1.1

This replaces the 'Q2 2022 Payments of dividends in sterling' filing made on 6 September 2022. In the original filing the declared US$ per ordinary share rate had been incorrectly rounded to 4 decimal places and is corrected below. This affected the sterling rate calculation and the sterling rate was therefore also incorrectly stated. The sterling rate is corrected below.

6 September 2022

BP p.l.c.
Second quarter interim dividend for 2022
Payments of dividends in sterling

On 2 August 2022, the Directors of BP p.l.c. announced that the interim dividend for the second quarter of 2022 would be US$0.06006 per ordinary share (US$0.36036 per ADS). This interim dividend is to be paid on 23 September 2022 to shareholders on the share register on 12 August 2022. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2022 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 31 August and 2 September 2022 (£1 = US$1.16206). Accordingly, the amount of sterling dividend payable in cash on 23 September 2022 will be:

5.1684 pence per share.

Details of the second quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options visit bp.com/drip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 September 2022
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary